

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 6, 2016

Jonathan F. Head, Ph.D.
Chief Executive Officer
OncBioMune Pharmaceuticals, Inc.
11441 Industriplex Blvd, Suite 190
Baton Rouge, LA 70809

> **Re:** **OncBioMune Pharmaceuticals, Inc.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed August 26, 2016**
> **File No. 333-208129**

Dear Dr. Head:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

The Offering, page 7

1.   We note your statement of page 7 indicating that the number of shares of common stock outstanding before this offering is 54,342,633 shares and your statement on page 55 that at August 25, 2016, you had 57,536,815 shares of common stock issued and outstanding. Please revise your filing to correct any inconsistency.

Directors and Executive Officers, page 48

2.   We note Mr. Daniel S. Hoverman is listed on the signature page as a director, but is not included in your Directors and Executive Officers disclosure on page 48. Please revise your filing to correct this inconsistency.

Executive Compensation, page 50

2015 Summary Compensation Table for our Post-Exchange Named Executive Officers, page 50

3.	Please include executive compensation information for the fiscal year ended December 31, 2015.

Signatures

4.	Please include the signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Please see instruction 1 to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Gershon at (202) 551-6598 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Laura Anthony, Esq.